Mail Stop 4561

July 23, 2008

Mr. Stan Vashovsky
Chairman and Chief Executive Officer
Health Systems Solutions, Inc.
405 N. Reo Street, Suite 300
Tampa, FL 33609

> **Re:** **Health Systems Solutions, Inc.**
> **Form 10-K For Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-27197**

Dear Mr. Vashovsky:

We have reviewed your response letter dated May 16, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 22, 2008.

Form 10-K For Fiscal Year Ended December 31, 2007

Item 9A (T) Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 37

1.	We note your disclosure that you "made no other significant changes in the control environment over financial reporting during the year ended December 31, 2007 that has materially affected, or is likely to materially affect, our internal control over financial reporting." Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2007 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 308(c) disclosure in future filings.

Consolidated Statements of Operations, page F-3

2.   We are considering your responses to prior comments 7 and 8 and have the following additional comments:

   a.   We note the description of your accounting policy for the capitalization of software development costs pursuant to SOP 98-1 on page F-8. To the extent that you have capitalized software development costs related to software products to be sold or marketed, please confirm that you account for such costs pursuant to SFAS 86 and that you will include disclosure of your accounting policies related to this software in future filings.

   b.   Identify the amount and name of each software product impaired and clarify whether these products were used internally and accounted for under SOP 98-1 or were sold or marketed to customers and accounted for under SFAS 86.

   c.   To the extent that the impaired software was marketed to customers, confirm that your measurement of the impairment loss was evaluated pursuant to the provisions of paragraph 10 of SFAS 86 and not pursuant to SFAS 144 as is suggested by your disclosures on page 30. Refer to paragraph 5 of SFAS 144.

   d.   To the extent that the impaired software was marketed to customers, we believe that classification consistent with the amortization of the balance being impaired should be reflected in your statement of operations. In this regard, your disclosures on page 26 suggest that the amortization of capitalized software development costs is included in cost of sales. See, by analogy, SAB Topic 5.P. Question 2.

Note 8 – Equity Transactions, pages F-15 and F-16

3.   We note your response to prior comment 9 wherein you identify the variables used to compute the value of the warrants issued with the Series C preferred stock valued at $384,618. Please tell us, and in future filings disclose, the values assigned to each variable and provide us with your computation of the value of the warrants.

Form 8-K Filed on May 23, 2008

4.   We note that the Form 8-K filed on May 23, 2008, under Item 8.01, contains information regarding your first quarter 2008 financial results. Confirm that future filings containing such information will be filed under Item 2.02 of Form 8-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

                        Sincerely,

                        Craig D. Wilson
                        Senior Assistant Chief Accountant